FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR November 30, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                  FORM  51-102F3

                             MATERIAL CHANGE REPORT

Item 1  Name and Address of Company
        ---------------------------

        DynaMotive Energy Systems Corporation (the "Issuer")
        230-1700 West 75th Avenue
        Vancouver, BC V6P 6G2

        Tel. (604) 267-6013


Item 2  Date of Material Change
        -----------------------

        November 29, 2007


Item 3  News Release
        ------------

        Issued November 29, 2007 and disseminated via Business Wire.


Item 4  Summary of Material Change
        --------------------------

VANCOUVER, CANADA, November 29, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that its net loss for the third quarter ended September 30, 2007 was $3.2 million, or $0.02 per share, compared with net loss of $3.1 million or $0.02 per share in the third quarter of 2006. Dynamotive's net loss for the nine months ended September 30, 2007 was $9.9 million, or $0.05 per share, compared with a net loss of $10.1 million, or $0.07 per share for the nine months ended September 30, 2006.

Excluding stock-based compensation, the net loss for the third quarter ended September 30, 2007 was $2.1 million, compared with a net loss of $2.4 million for the same quarter in 2006. Dynamotive's net loss for the nine months ended September 30, 2007 was $7.3 million, compared with a net loss of $6.9 million for the same period in 2006.

Total non-cash expenses for the third quarter were $1.1 million in 2007 ($0.7 million in 2006) and for the nine months ended were $2.6 million ($3.8 million in 2006), resulting from non-cash compensation and other non-cash charges.

Dynamotive President and CEO, Andrew Kingston said: "During the third quarter, the company continued start-up operations of its new 200 tpd plant in Guelph Ontario and the upgrading of its first commercial BioOil plant in West Lorne, Ontario. The Company also continued project development activities through its Canadian, US and Latin American subsidiaries and supporting activities by agents and partners in Europe, Far East and Australia. Further activities included continued research in the upgrading of BioOil and market testing for our fuel."


Item 5  Full Description of Material Change
        -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, CANADA, November 29, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that its net loss for the third quarter ended September 30, 2007 was $3.2 million, or $0.02 per share, compared with net loss of $3.1 million or $0.02 per share in the third quarter of 2006. Dynamotive's net loss for the nine months ended September 30, 2007 was $9.9 million, or $0.05 per share, compared with a net loss of $10.1 million, or $0.07 per share for the nine months ended September 30, 2006.

Excluding stock-based compensation, the net loss for the third quarter ended September 30, 2007 was $2.1 million, compared with a net loss of $2.4 million for the same quarter in 2006. Dynamotive's net loss for the nine months ended September 30, 2007 was $7.3 million, compared with a net loss of $6.9 million for the same period in 2006.

Total non-cash expenses for the third quarter were $1.1 million in 2007 ($0.7 million in 2006) and for the nine months ended were $2.6 million ($3.8 million in 2006), resulting from non-cash compensation and other non-cash charges.

Dynamotive President and CEO, Andrew Kingston said: "During the third quarter, the company continued start-up operations of its new 200 tpd plant in Guelph Ontario and the upgrading of its first commercial BioOil plant in West Lorne, Ontario. The Company also continued project development activities through its Canadian, US and Latin American subsidiaries and supporting activities by agents and partners in Europe, Far East and Australia. Further activities included continued research in the upgrading of BioOil and market testing for our fuel."

"The Company's commercial activities were adversely affected during the quarter due to delays in the start-up of the Guelph plant resulting from the need for completion of non-core systems and civil works, as well as delays in the supply of equipment which were beyond management control.
Notwithstanding this, the Guelph plant operated at capacity (within the operating restrictions established by permitting authorities) and an important number of demonstrations to potential customer were conducted in the period. The plant is now in operation and related business activities are accelerating as the plant demonstrates its viability."

A more detailed update of the company's activities is available at our website.


Other recent Dynamotive highlights:

-Signed letter of agreement with Mitsubishi Corporation identifying how the two companies can proceed on mutual development strategies.

-Completed construction of 200 tonne-per-day biofuels plant in Guelph, Ontario, start-up commenced.

-Upgrade work on West Lorne biofuels plant nearing completion.

-Development of six plants in Argentina announced and began moving forward.

-Reached agreement with Ontario Power Authority to supply renewable power from West Lorne biofuel plant.

-Announced development and launch of high energy content biofuel, BioOil
Plus(TM).

-Initiated tests in Iowa to use char (biochar) for soil enrichment and crop productivity enhancement, as well as carbon sequestration.

-Appointed Wayne Keast of the Consensus Business Group to Dynamotive's Board of Directors

-In early October, shortly after the quarter end, Dynamotive's balance sheet was strengthened with the completion of a $10.5 million private placement financing. The company continues to hold minimal long-term debt.

For a more-complete business update, please visit the company's website: www.dynamotive.com


Summary financial results are presented as follows:

                       Unaudited Consolidated Statements of Loss
                           (expressed in U.S. dollars)

                                 Three Months Ended       Nine Months Ended
                                      Sept. 30,                 Sept. 30,
                                   2007       2006        2007       2006
                                            (restated)           (restated)
                                    $          $           $          $
------------------------------------------------------------------------------
EXPENSES

Marketing and business          360,898    464,385     1,055,650     1,394,025
 development

Research and development        232,914    974,743     1,743,080     3,050,615

General and administrative    2,550,162  1,784,153     7,220,857     5,282,125
 expenses

Depreciation and Amortization    34,930     28,997        99,509        84,597

Interest expense                 10,763     24,524        13,422       446,877

Exchange (gain) loss           (367,208)     1,445      (329,526)      248,563
------------------------------------------------------------------------------
                              2,822,459  3,278,247     9,802,992    10,506,802
------------------------------------------------------------------------------
Loss from operations         (2,822,459) (3,278,247)  (9,802,992)  (10,506,802)

Interest and other income         7,579     191,283      122,929       366,095
Loss on settlement
 of accounts payable           (107,949)        --      (107,949)           --
Loss on purchase
 of interest in subsidiary     (229,614)        --      (229,614)           --
Non-controlling interest        (27,224)        --        96,627            --
------------------------------------------------------------------------------
Net loss for the period      (3,179,667) (3,086,964)  (9,920,999)  (10,140,707)
==============================================================================

Weighted average number
 of common shares
 outstanding                189,679,200  162,278,171  184,264,305  148,705,520
==============================================================================

Basic and diluted loss
 per common share
Share for operations
 for the period                    0.02         0.02         0.05         0.07
==============================================================================



5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8  Executive Officer
        -----------------

        Contact:     Andrew Kingston, President & CEO
        Telephone:  (604) 267-6013


Item 9  Date of Report
        --------------

        November 29, 2007

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            (signed)      "Andrew Kingston"
                                           ----------------
                                           Andrew Kingston
                                           President & CEO

                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                           News Release: November 29th, 2007

             DYNAMOTIVE REPORTS Q3 OPERATING RESULTS AND BUSINESS UPDATE

VANCOUVER, CANADA, November 29, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that its net loss for the third quarter ended September 30, 2007 was $3.2 million, or $0.02 per share, compared with net loss of $3.1 million or $0.02 per share in the third quarter of 2006. Dynamotive's net loss for the nine months ended September 30, 2007 was $9.9 million, or $0.05 per share, compared with a net loss of $10.1 million, or $0.07 per share for the nine months ended September 30, 2006.

Excluding stock-based compensation, the net loss for the third quarter ended September 30, 2007 was $2.1 million, compared with a net loss of $2.4 million for the same quarter in 2006. Dynamotive's net loss for the nine months ended September 30, 2007 was $7.3 million, compared with a net loss of $6.9 million for the same period in 2006.

Total non-cash expenses for the third quarter were $1.1 million in 2007 ($0.7 million in 2006) and for the nine months ended were $2.6 million ($3.8 million in 2006), resulting from non-cash compensation and other non-cash charges.

Dynamotive President and CEO, Andrew Kingston said: "During the third quarter, the company continued start-up operations of its new 200 tpd plant in Guelph Ontario and the upgrading of its first commercial BioOil plant in West Lorne, Ontario. The Company also continued project development activities through its Canadian, US and Latin American subsidiaries and supporting activities by agents and partners in Europe, Far East and Australia. Further activities included continued research in the upgrading of BioOil and market testing for our fuel."

"The Company's commercial activities were adversely affected during the quarter due to delays in the start-up of the Guelph plant resulting from the need for completion of non-core systems and civil works, as well as delays in the supply of equipment which were beyond management control.
Notwithstanding this, the Guelph plant operated at capacity (within the operating restrictions established by permitting authorities) and an important number of demonstrations to potential customer were conducted in the period. The plant is now in operation and related business activities are accelerating as the plant demonstrates its viability."

A more detailed update of the company's activities is available at our website.



Other recent Dynamotive highlights:

-Signed letter of agreement with Mitsubishi Corporation identifying how the two companies can proceed on mutual development strategies.

-Completed construction of 200 tonne-per-day biofuels plant in Guelph, Ontario, start-up commenced.

-Upgrade work on West Lorne biofuels plant nearing completion.

-Development of six plants in Argentina announced and began moving forward.

-Reached agreement with Ontario Power Authority to supply renewable power from West Lorne biofuel plant.

-Announced development and launch of high energy content biofuel, BioOil
Plus(TM).

-Initiated tests in Iowa to use char (biochar) for soil enrichment and crop productivity enhancement, as well as carbon sequestration.

-Appointed Wayne Keast of the Consensus Business Group to Dynamotive's Board of Directors

-In early October, shortly after the quarter end, Dynamotive's balance sheet was strengthened with the completion of a $10.5 million private placement financing. The company continues to hold minimal long-term debt.


For a more-complete business update, please visit the company's website: www.dynamotive.com

Summary financial results are presented as follows:

                       Unaudited Consolidated Statements of Loss
                           (expressed in U.S. dollars)

                                 Three Months Ended       Nine Months Ended
                                      Sept. 30,                 Sept. 30,
                                   2007       2006        2007       2006
                                            (restated)           (restated)
                                    $          $           $          $
------------------------------------------------------------------------------
EXPENSES

Marketing and business          360,898    464,385     1,055,650     1,394,025
 development

Research and development        232,914    974,743     1,743,080     3,050,615

General and administrative    2,550,162  1,784,153     7,220,857     5,282,125
 expenses

Depreciation and Amortization    34,930     28,997        99,509        84,597

Interest expense                 10,763     24,524        13,422       446,877

Exchange (gain) loss           (367,208)     1,445      (329,526)      248,563
------------------------------------------------------------------------------
                              2,822,459  3,278,247     9,802,992    10,506,802
------------------------------------------------------------------------------
Loss from operations         (2,822,459) (3,278,247)  (9,802,992)  (10,506,802)

Interest and other income         7,579     191,283      122,929       366,095
Loss on settlement
 of accounts payable           (107,949)        --      (107,949)           --
Loss on purchase
 of interest in subsidiary     (229,614)        --      (229,614)           --
Non-controlling interest        (27,224)        --        96,627            --
------------------------------------------------------------------------------
Net loss for the period      (3,179,667) (3,086,964)  (9,920,999)  (10,140,707)
==============================================================================

Weighted average number
 of common shares
 outstanding                189,679,200  162,278,171  184,264,305  148,705,520
==============================================================================

Basic and diluted loss
 per common share
Share for operations
 for the period                    0.02         0.02         0.05         0.07
==============================================================================



About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides
('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. For further information, please visit the company's website at www.dynamotive.com.

Contacts:
Nathan Neumer, Director of Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.